Exhibit 99.2

Summary of Consolidated Financial Results

For the Nine-Month Period Ended December 31, 2013

[Japanese GAAP]

February 13, 2014

Company name:	UBIC, Inc.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.ubic.co.jp/
Representative:	Masahiro Morimoto, Chief Executive Officer and President
Contact:	Masami Yaguchi, Chief Financial Officer and Chief Administrative Officer
Tel:	+81-3-5463-6344
Scheduled date of filing Quarterly Financial Report:	February 14, 2014
Scheduled date of commencement of dividend payment:	—
Supplementary materials for the quarterly financial results:	None
Briefing on the quarterly financial results:	Yes

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Nine-Month Period Ended December 31, 2013 (from April 1, 2013 to December 31, 2013)

(1)     Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

Nine-month period	Net sales		Operating income		Ordinary income		Net income
ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2013	3,199	(9.8)	(346)	—	(325)	—	(318)	—
December 31, 2012	3,547	(5.6)	887	(52.3)	825	(54.8)	490	—

Note:    Comprehensive income

Nine-month period ended December 31, 2013    ¥(307) million [(159.2%)]

Nine-month period ended December 31, 2012    ¥519 million [(-%)]

Nine-month period ended	Net income per share (basic)	Net income per share (diluted)
	Yen	Yen
December 31, 2013	(93.70)	—
December 31, 2012	155.98	150.69

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
December 31, 2013	5,176	3,788	69.4
March 31, 2013	4,755	3,195	64.7

Reference: Equity

As of December 31, 2013    ¥3,592 million

As of March 31, 2013          ¥3,076 million

2.   Dividends

	Dividend per share
	End of the three- month period	End of the six-month period	End of the nine-month period	End of the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2013	—	0.00	—	50.00	50.00
Year ending March 31, 2014	—	0.00	—
Year ending March 31, 2014 (Forecast)				0.00	0.00

Note: Changes from the latest dividend forecasts: None

3.   Consolidated Forecasts for the Year Ending March 31, 2014 (from April 1, 2013 to March 31, 2014)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
For the year	Millions		Millions		Millions		Millions
ending	of yen	%	of yen	%	of yen	%	of yen	%	Yen
March 31, 2014	4,400–4,800	(6.0)–(2.6)	(255)–100	—	(360)–0	—	(275)–(50)	—	(81.58)–(14.83)

Note: Changes from the last consolidated forecasts: None

Notes:

(1)     Changes in important subsidiaries during the nine-month period ended December 31, 2013 (changes in the scope of consolidation): None

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)     Changes in accounting policies, changes in accounting estimates and restatements

1)	Changes associated with the revision of accounting standards	:	None
2)	Changes in accounting policies other than the above	:	Yes
3)	Changes in accounting estimates	:	None
4)	Restatements	:	None

(Note)      For further details, refer to “2. Matters relating to summary information (Notes) (3) Changes in accounting policies, changes in accounting estimates and restatements” in attachment on page 3.

(4)     Number of issued and outstanding shares (common stock)

1)   Number of issued and outstanding shares as of December 31, 2013 (including treasury stock)

As of December 31, 2013:	3,441,136 shares
As of March 31, 2013:	3,193,136 shares

2)   Number of treasury stock as of December 31, 2013

As of December 31, 2013:	56 shares
As of March 31, 2013:	56 shares

3)   Average number of issued and outstanding shares during the nine-month period ended December 31, 2013

Year ended December 31, 2013:	3,394,258 shares
Year ended December 31, 2012:	3,147,079 shares

*       Status of quarterly review procedures

This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures required by the Financial Instruments and Exchange Act. The review procedures for the quarterly financial statements based on the stipulations of said act were not completed at the time this summary of quarterly consolidated financial results was disclosed.

*       Explanations concerning the appropriate use of the forecasts for results of operations and other special matters.

The forecasts for results of operations in this report are based on information currently available to UBIC, Inc. (the “Company”), and assumptions determined to be reasonable, and are not intended to assure achievement of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors.

UBIC, Inc. (2158) December 31, 2013 Financial Results

Table of Contents of Attachment

1.	Qualitative Information on Consolidated Financial Results for the Nine-Month Period Ended December 31, 2013	2

	(1) Qualitative information regarding the consolidated operating results	2

	(2) Qualitative information regarding the consolidated financial position	2

	(3) Qualitative information regarding the forecast for the consolidated financial results	3

2.	Matters Relating to Summary Information (Notes)	3

	(1) Changes in important subsidiaries during the nine-month period ended December 31, 2013	3

	(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements	3

	(3) Changes in accounting policies, changes in accounting estimates and restatements	3

3.	Quarterly Consolidated Financial Statements	4

	(1) Quarterly consolidated balance sheets	4

	(2) Quarterly consolidated statements of income and consolidated statements of comprehensive income	6

	(3) Going-concern assumptions	8

	(4) Segment information	8

	(5) Significant changes in shareholders’ equity	8

	(6) Significant subsequent events	9

1.              Qualitative Information on Consolidated Financial Results for the Nine-Month Period Ended December 31, 2013

(1)     Qualitative information regarding the consolidated operating results

During the nine-month period of the current fiscal year (April 1 to December 31, 2013), the Japanese economy in general began realizing the steady progress of economic recovery in various aspects. These aspects include remediation of the yen appreciation trend, ongoing favorable condition and positive expectations for the stock market, recovery in corporate performances and improvement in consumer trend, triggered by the economic policies launched under the current government and the monetary easing policies by the Bank of Japan. On the other hand, uncertainties still clouded over the outlook of the global economy because the global economy was facing downturn concerns stemmed from the tightened U.S. monetary policies, the European debt crisis, and economic slowdown in emerging countries, and also because Japan was expecting a rise in the consumption tax rate.

Under these circumstances, the UBIC group (“the Group”) advocated the unique concept of “Behavior Informatics,” which was built on experiences and achievements through the litigation support business and accumulated since the founding of the Group, and developed “Virtual Data Scientist,” which is equipped with an artificial intelligence with human behavior patterns. In November 2013, the Group announced a launch of such products on or after April 2014. The litigation support industry, the main business of the Group, has applied the big data analytics technology into practice ahead of other industries, and the Group has been recognized as a company with the leading technology in the industry. The Group is to drive forward the deployment of our technology in both the litigation and forensic field and other various intelligence analyses-related fields.

For the nine-month period ended December 31, 2013, net sales of the “eDiscovery” business, the Group’s main service line, were 2,939,240 thousand yen, an 11.4% decrease, as compared with those for the nine-month period ended December 31, 2012. This decrease was primarily due to the postponement of discovery operations for cartel and intellectual property-related projects, the cancelation of ongoing projects because of legal settlements by the Group’s clients, and the Group’s failure to secure certain large-scale projects that the Group was expecting. These losses offset a steady and continuous increase in sales to Korean enterprises.

In the legal and compliance professional services business, the Group’s performance remained steady, while the ever-growing information society has trigged an increase in information leakage and fraud, and in requests from the police and administrative authorities for technical sophistication of their forensic tools. As a consequence, net sales from the legal and compliance professional services business for the nine-month period ended December 31, 2013, were 224,902 thousand yen, a 1% decrease, as compared with those for the nine-month period ended December 31, 2012.

Net sales of other businesses were 35,166 thousand yen, a 713.8% increase, as compared with those for the nine-month period ended December 31, 2012. Based on these results, net sales of the Group for the nine-month period ended December 31, 2013, were 3,199,308 thousand yen, a 9.8% decrease, as compared with those for the  nine-month period ended December 31, 2012.

The Group recorded 346,001 thousand yen of operating loss for the nine-month period ended December 31, 2013, compared to 887,697 thousand yen of operating income for the nine-month period ended December 31, 2012. The Group’s operating results were affected by several factors, such as a decrease in revenue in the eDiscovery businesses, the continued enhancement of the functionality of the Group’s internally developed eDiscovery support software “Lit i View,” expansion of its data center facilities and building up the Group’s infrastructure to acquire large-scale orders. The Group’s ordinary loss was 325,056 thousand yen compared to 825,352 thousand yen of ordinary income for the nine-month period ended December 31, 2012, due to initial public offering (“IPO”) expenses of 120,872 thousand yen, a one-time expenditure, offsetting 166,199 thousand of foreign exchange gains generated by the weak yen trend. The net loss of the Group was 318,028 thousand yen for the nine-month period ended December 31, 2013, compared to 490,872 thousand yen of net income for the nine-month period ended December 31, 2012.

(2) Qualitative information regarding the consolidated financial position

(Assets)

Total assets increased by 420,712 thousand yen to 5,176,682 thousand yen compared with the end of the previous year.

Current assets increased by 406,614 thousand yen to 3,173,022 thousand yen compared with the end of the previous year. This was mainly due to an increase of 175,478 thousand yen in cash and deposits, an increase of 126,587 thousand yen in notes and accounts receivable — trade and an increase of 82,562 thousand yen in deferred tax assets.

Noncurrent assets increased by 14,097 thousand yen to 2,003,660 thousand yen compared with the end of the previous year. This was primarily attributable to an increase of 78,555 thousand yen in software, an increase of 24,476 thousand yen in guarantee deposits and a decrease of 83,016 thousand yen in tools, furniture and fixtures.

(Liabilities)

Total liabilities decreased by 172,808 thousand yen to 1,388,155 thousand yen compared with the end of the previous year.

Current liabilities decreased by 275,241 thousand yen to 754,335 thousand yen compared with the end of the previous year. This was mainly due to an increase of 89,600 thousand yen in current portion of long-term loans payable, a decrease of 176,067 thousand yen in accounts payable—other, a decrease of 127,687 thousand yen in income taxes payable and a decrease of 28,988 thousand yen in provision for bonuses.

Noncurrent liabilities increased by 102,432 thousand yen to 633,820 thousand yen compared with the end of the previous year. This was mainly due to an increase of 69,150 thousand yen in long-term loans payable.

(Net Assets)

Total net assets increased by 593,521 thousand yen to 3,788,526 thousand yen compared with the end of the previous year. This was attributable primarily to an increase of 984,730 thousand yen in capital stock and capital surplus associated with the listing on the National Association of Securities Dealers Automated Quotation (NASDAQ) Global Market in the United States and a decrease of 477,682 thousand yen in retained earnings.

(3)     Qualitative information regarding the forecast for the consolidated financial results

There have been no changes to the consolidated operating forecasts for the year ending March 31, 2014, announced on November 13, 2013.

Note: The operating forecasts are based on information currently available to the Company and contain uncertainties. Actual operating results may differ significantly from the forecasts due to various factors.

2.            Matters Relating to Summary Information (Notes)

(1)     Changes in important subsidiaries during the nine-month period ended December 31, 2013

During the nine-month period ended December 31, 2013, there have been no changes in specified subsidiaries stipulated in Article 19, paragraph 10 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements

(Calculation of income tax expenses)

Income tax expenses were calculated by reasonably estimating the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the nine-month period pertains and multiplying income before income taxes for the pertaining period by the estimated effective tax rate.

(3)         Changes in accounting policies, changes in accounting estimates and restatements

<Changes in accounting policies that are difficult to distinguish from changes in accounting estimates>

For the nine-month period ended December 31, 2013 (from April 1, 2013 to December 31, 2013)
(Calculation of income tax expenses)

The Company previously calculated quarterly income tax expenses in the same method as applied for the year-end closing. However, effective from the three-month period ended June 30, 2013, income tax expenses are calculated by reasonably estimating the effective tax rate based on the expected income before income taxes and minority interests (net of the effects of deferred taxes) for the fiscal year to which the nine-month period pertains, and multiplying income before income taxes and minority interests for the pertaining period by the estimated effective tax rate. This change in the calculation of income taxes was adopted in order to enable prompt release of the useful information to meet the needs of various users of the Company’s financial statements, associated with listing at the NASDAQ Global Market in the United States during the three-month period ended June 30, 2013.

This change in the accounting treatment was applied retrospectively, and the operating results for the nine-month period of the previous year are restated.

Due to the application of the new accounting treatment, income before minority interests for the nine-month period ended December 31, 2012, decreased by 133 thousand yen, as compared with income before minority interests before the restatement.

3.        Quarterly Consolidated Financial Statements

(1)    Quarterly consolidated balance sheets

	(Thousands of yen)
	As of March 31, 2013	As of December 31, 2013
Assets
Current assets
Cash and deposits	1,300,006	1,475,485
Notes and accounts receivable - trade	1,170,614	1,297,201
Merchandise	235	2,646
Supplies	1,969	6,901
Deferred tax assets	53,632	136,194
Other	239,950	254,593
Total current assets	2,766,407	3,173,022
Noncurrent assets
Property, plant and equipment
Buildings and structures, net	76,456	86,735
Tools, furniture and fixtures, net	672,783	589,767
Other	—	10,114
Total property, plant and equipment, net	749,239	686,617
Intangible assets
Software	741,833	820,388
Other	96,170	90,677
Total intangible assets	838,004	911,066
Investments and other assets
Investment securities	266,864	260,114
Guarantee deposits	99,081	123,558
Other	36,372	22,303
Total investments and other assets	402,318	405,976
Total noncurrent assets	1,989,562	2,003,660
Total assets	4,755,970	5,176,682

	(Thousands of yen)
	As of March 31, 2013	As of December 31, 2013
Liabilities
Current liabilities
Accounts payable - trade	81,960	78,936
Current portion of long-term loans payable	184,999	274,599
Accounts payable - other	424,218	248,151
Income taxes payable	138,806	11,118
Provision for bonuses	78,695	49,706
Other	120,897	91,822
Total current liabilities	1,029,577	754,335
Noncurrent liabilities
Long-term loans payable	437,500	506,650
Deferred tax liabilities	56,449	62,193
Provision for retirement benefits	10,909	23,057
Asset retirement obligations	17,356	26,847
Other	9,172	15,071
Total noncurrent liabilities	531,387	633,820
Total liabilities	1,560,964	1,388,155
Net assets
Shareholders’ equity
Capital stock	602,993	1,095,358
Capital surplus	390,453	882,818
Retained earnings	1,924,512	1,446,829
Treasury stock	(26)	(26)
Total shareholders’ equity	2,917,932	3,424,980
Accumulated other comprehensive income
Valuation difference on available-for-sale securities	141,209	135,821
Foreign currency translation adjustment	17,303	31,545
Total accumulated other comprehensive income	158,512	167,367
Subscription rights to shares	102,051	178,069
Minority interests	16,508	18,110
Total net assets	3,195,005	3,788,526
Total liabilities and net assets	4,755,970	5,176,682

(2)     Quarterly consolidated statements of income and consolidated statements of comprehensive income

Consolidated statements of income for the nine-month period ended December 31, 2013

	(Thousands of yen)
	For the nine-month period ended December 31, 2012	For the nine-month period ended December 31, 2013
Net sales	3,547,146	3,199,308
Cost of sales	1,301,524	1,732,810
Gross profit	2,245,622	1,466,497
Selling, general and administrative expenses	1,357,925	1,812,499
Operating income (loss)	887,697	(346,001)
Non-operating income
Interest income	507	311
Dividend income	4,500	6,750
Foreign exchange gains	77,409	166,199
Other	1,245	4,115
Total non-operating income	83,661	177,376
Non-operating expenses
Interest expenses	8,694	7,055
IPO expenses	128,275	120,872
Other	9,036	28,503
Total non-operating expenses	146,006	156,431
Ordinary income (loss)	825,352	(325,056)
Special losses
Impairment loss	—	34,745
Total special losses	—	34,745
Income (loss) before income taxes and minority interests	825,352	(359,801)
Income taxes	329,878	(43,374)
Income (loss) before minority interests	495,473	(316,426)
Minority interests in income	4,601	1,601
Net income (loss)	490,872	(318,028)

Consolidated statements of comprehensive income for the nine-month period ended December 31, 2013

	(Thousands of yen)
	For the nine-month period ended December 31, 2012	For the nine-month period ended December 31, 2013
Income (loss) before minority interests	495,473	(316,426)
Other comprehensive income (loss)
Valuation difference on available-for-sale Securities	6,082	(5,387)
Foreign currency translation adjustment	17,811	14,241
Total other comprehensive income	23,893	8,854
Comprehensive income (loss)	519,366	(307,572)
Comprehensive income attributable to:
Comprehensive income (loss) attributable to owners of the parent	514,765	(309,174)
Comprehensive income attributable to minority interests	4,601	1,601

(3)     Going-concern assumptions

Not applicable.

(4)     Segment information

[Segment Information]

I. Nine-month period of the previous year (from April 1, 2012 to December 31, 2012)

1)  Information relating to net sales and profits or losses for each reportable segment

	(Thousands of yen)
	Reportable segment					Amounts reported in the quarterly consolidated statements of
	Japan	USA	Others	Total	Adjustments *(1)	income *(2)
Net sales
External sales	2,500,124	904,312	142,709	3,547,146	—	3,547,146
Intersegment sales and transfers	368,923	23,730	—	392,653	(392,653)	—
Total	2,869,048	928,042	142,709	3,939,800	(392,653)	3,547,146
Segment profits (losses)	793,610	124,999	(30,911)	887,697	—	887,697

Notes: (1) The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2) Total segment profits (losses) equal to operating income reported in the quarterly consolidated statements of income.

2)  Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

Not applicable.

II. Nine-month period of the current year (from April 1, 2013 to December 31, 2013)

1)  Information relating to net sales and profits or losses for each reportable segment

	(Thousands of yen)
	Reportable segment					Amounts reported in the quarterly consolidated statements of
	Japan	USA	Others	Total	Adjustments *(1)	income *(2)
Net sales
External sales	1,675,500	1,355,646	168,160	3,199,308	—	3,199,308
Intersegment sales and transfers	494,090	41,596	10,193	545,880	(545,880)	—
Total	2,169,590	1,397,243	178,354	3,745,188	(545,880)	3,199,308
Segment profits (losses)	(228,340)	19,597	(137,258)	(346,001)	—	(346,001)

Notes: (1) The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2) Total segment profits (losses) equal to operating income reported in the quarterly consolidated statements of income.

2)  Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

The Company recorded an impairment loss on a group of assets in the “Others” segment as a special loss due to delay in launching operation relating to the group of the assets. The impairment loss recorded was 34,745 thousand yen for the nine-month period ended December 31, 2013.

3)  Change in reportable segments

Not applicable.

(5)     Significant changes in shareholders’ equity

In connection with the U.S. initial public offering on the NASDAQ Global Market in the U.S. under American Depositary Shares, which represented our common stock, the Company issued new shares on May 21, 2013, and June 7, 2013. As a result, the Company’s total shares of common stock outstanding and the amount of common stock and capital surplus increased by 248,000 shares and by 492,365 thousand yen, respectively. As of the nine-month period ended December 31, 2013, the consolidated common stock and capital surplus were 1,095,358 thousand yen and 882,818 thousand yen, respectively.

(6) Significant subsequent events

Stock split of common stock and change in the number of shares constituting a share-trading unit

The Company adopted a resolution at a meeting of the board of directors held on January 23, 2014, to conduct a 10-for-1 stock split for its common stock, change the number of shares constituting a share-trading unit (the “trading unit share number”), and make amendments to the articles of incorporation related thereto.

1)  Purpose of the stock split, the change in the trading unit share number and the amendments to the article of incorporation related thereto

The Company will conduct a 10-for-1 stock split of its common stock and change the trading unit share number from 10 shares to 100 shares in order to make a trading unit as 100 shares. Such a stock split and change are to follow the “Action Plan for Consolidating the Trading Units” and “Regarding the Decision on the Deadline for Shift to Trading Units of 100 Shares and 1,000 Shares,” which were announced by the securities exchanges of Japan on November 27, 2007, and January 19, 2012, respectively. The amendments to the articles of incorporation are required to reflect the stock split and the change in the trading unit share number.

There will be no effective change in the investment unit because the stock split and the change in the trading unit share number will occur simultaneously.

2) Summary of the stock split

(1) Method of the stock split

The stock split shall have a record date of Monday, March 31, 2014, and shall involve the splitting of common stock held by shareholders who are listed or recorded in the latest Registry of Shareholders on the record date at a ratio of 1:10.

(2) Number of additional shares resulting from the stock split

The number of additional common shares resulting from the stock split shall be nine times the total number of issued common stock on Monday, March 31, 2014. The numbers of common stock indicated below are based on the final total number of issued common stock on Monday, September 30, 2013.

(i)	Total number of issued common stock before the stock split:	3,441,136 shares
(ii)	Number of additional common stock resulting from the stock split:	30,970,224 shares
(iii)	Total number of issued common stock after the stock split:	34,411,360 shares
(iv)	Total number of authorized common stock after the stock split:	72,000,000 shares

(3) Schedule of the stock split

Public notification date of the record date:	Monday, March 3, 2014
Record date:	Monday, March 31, 2014
Effective date:	Tuesday, April 1, 2014

3) Change in the trading unit share number

(1) Change in the trading unit share number

The trading unit share number shall be changed from 10 shares to 100 shares on the effective date of the stock split described in “2) Summary of the stock split” above.

(2) Schedule of the change

Effective date: Tuesday, April 1, 2014

(Reference) In accordance with the above change in the trading unit share number, the trading unit of the Company’s shares on the Tokyo Stock Exchange shall be changed from 10 shares to 100 shares, effective on Thursday, March 27, 2014.

4) Adjustment to the exercise price of stock options

In accordance with the stock split, the exercise price of stock options shall be adjusted as follows on and after Tuesday, April 1, 2014:

Stock option	Exercise price before the stock split	Exercise price after the stock split
Fourth Stock Option	JPY 391	JPY 40
Fifth Stock Option	JPY 2,203	JPY 221
Sixth Stock Option	JPY 8,096	JPY 810
Seventh Stock Option	JPY 4,684	JPY 469
Eighth Stock Option	USD 50.28	USD 5.03

5) Change in American Depositary Shares (ADS) Ratio

(i)                     Current ratio: 1 ADS = 1/5 of a share of common stock of the Company (5 ADSs = 1 share of common stock of the Company)

(ii)                  New ratio: 1 ADS = 2 shares of common stock of the Company (1/2 of ADS = 1 share of common stock of the Company)

(iii)    Effective date: Tuesday, April 1, 2014 (Eastern Standard Time)

(iv)    ADS depositary bank: The Bank of New York Mellon Corporation

6) Effect on per share information

The following is per share information calculated based on the assumption that the stock split was conducted at the beginning of the previous fiscal year:

	Nine-month period ended December 31, 2012 (from April 1, 2012 to December 31, 2012)	Nine-month period ended December 31, 2013 (from April 1, 2013 to December 31, 2013)
	Yen	Yen
Net income per share (basic)	15.60	(9.37)
Net income per share (diluted)	15.07	—

Note: For the nine-month period ended December 31, 2013, although there were potentially dilutive securities, per share information (diluted) is not presented because it resulted in net loss per share.

***

This report is solely a translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with the generally accepted accounting principles in Japan. The English translation is for reference purposes only, and the original Japanese version will prevail as the official authoritative version.